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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65842

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 27 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 08

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-05 (MM/DD/YY) AND ENDING 12-31-05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ADMINISTRATIVE SYSTEMS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 MERCER STREET, SUITE 200
(No. and Street)

SEATTLE, WA 98109
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marti Katsel 206-343-5633 ext 161 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABRAMSON PENDERGAST & COMPANY
(Name – *if individual, state last, first, middle name*)

3000NORTHUP WAY, SUITE 200, BELLEVUE, WA 98004
(Address) (City) (State) (Zip Code)

PROCESSED MAY 25 2006 THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS 02

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Marti Katsel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Administrative Systems, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Controller
Title

Notary Public

ELIZABETH G. CARROLL
COMMISSION EXPIRES
NOTARY PUBLIC
10-21-06
STATE OF WASHINGTON

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

CONTENTS

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

We have audited the accompanying statement of financial condition of Administrative Systems, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Administrative Systems, Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 11 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abramson Pendergast & Company

Abramson Pendergast & Company
Bellevue, Washington
February 6, 2006

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.apccpa.com
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

FINANCIAL STATEMENTS

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Current assets:		
Cash	$	531,273
Cash accounts for the exclusive benefit of customers		902,129
Accounts receivable		573,898
Prepaid expenses		20,567
Due from related party		68,539
Due from parent		2,304,899
Total current assets		4,401,305
Software and equipment		34,928
Less accumulated depreciation		34,928
		-
	$	4,401,305

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable	$ 91,979
Payable to mutual fund and insurance companies	902,129
Accrued vacations	60,946
Federal income tax payable	305,000
Total current liabilities	1,360,054
Stockholder's equity:	
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	555,733
Retained earnings	2,484,518
	3,041,251
	$ 4,401,305

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

Revenues:	
Service fees	$ 3,382,589
Commissions	49,775
	3,432,364
Expenses:	
Salaries	1,354,142
Commissions	15,234
Selling, general and administrative	1,174,070
	2,543,446
Income from operations	888,918
Other income:	
Interest income	2,867
Net income before income taxes	891,785
Income tax provision:	
Current expense	305,000
Net income	$ 586,785

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common stock	Additional paid-in capital	Retained earnings
January 1, 2005	$ 1,000	$ 555,733	$ 1,897,733
Net income	-	-	586,785
December 31, 2005	$ 1,000	$ 555,733	$ 2,484,518

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:		
Net income	$	586,785
Adjustments to reconcile net income to net cash provided by operating activities:		
Cash provided (used) by changes in operating assets and liabilities:		
Accounts receivable		(199,790)
Prepaid expenses		10,751
Due from related party		195,831
Accounts payable		(16,299)
Accrued vacations		12,243
Federal income tax payable		(88,643)
Net cash provided by operating activities		500,878
Cash flows from financing activities:		
Due from parent		(270,775)
Net increase in cash		230,103
Cash, January 1		301,170
Cash, December 31	$	531,273

Supplemental disclosure of cash flow information:

The Company satisfied its income tax liability of $393,643 at December 31, 2004, through a payment by its parent. The payment was accounted for by a credit to the due from parent account.

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business:

Administrative Systems, Inc. (the Company) is located in Seattle, Washington. The Company is a subsidiary of National Financial Partners Corporation (NFP), a Delaware corporation. The Company was created on January 1, 2003, through a merger and simultaneous acquisition by NFP.

The Company is a third-party administrator for insurance companies throughout the United States and for Pennsylvania Mutual Funds. The Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) consider the Company a broker/dealer due to the Company's relationship with Pennsylvania Mutual Funds.

2. Summary of significant accounting policies:

Basis of accounting:
The financial statements of the Company have been prepared on the accrual basis of accounting.

Cash and equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable:
The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

Revenue recognition:
Service fee revenue is recognized as it is earned. Other revenue, such as commissions, are recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

2. Summary of significant accounting policies (continued):

Property, plant and equipment:
Except for computer software and some related hardware, all fixed assets are owned by The Balanced Program, Inc. (BPI) a company related to the Company through common ownership. Computer software and hardware is recorded at cost, with depreciation and amortization recorded on a straight-line basis over the estimated useful life.

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Use of estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Federal income taxes:
The Company is a member of a controlled group that files a consolidated income tax return. NFP has adopted a method for allocating current and deferred income tax expense to each member of the group included in its consolidated income tax return by applying SFAS No. 109, *Accounting for Income Taxes*, to each member as if it were a separate taxpayer. Therefore, the Company's tax provision is based on its taxable income only. In addition, deferred tax assets and liabilities are determined on the differences between the Company's financial statements and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

3. Retirement plan:

The Company sponsors a defined contribution 401(k) profit-sharing plan for all employees meeting age and length of service requirements. Eligible employees may elect to defer a maximum of 15% of their compensation, up to statutory limits. The Company may make matching contributions of up to 25% of the first 6% of compensation that a participant contributes to the plan. The Company made matching contributions of $26,019 for the year ended December 31, 2005. Additional amounts may be contributed at the option of the Board of Directors. No additional amounts were contributed during the year ended December 31, 2005.

4. Related party transactions:

The Company and BPI have entered into a common paymaster agreement. Under this agreement, payrolls and related benefits for both companies are paid by BPI. The Company reimburses BPI for its portion of the payroll and related benefits.

The Company deposits payments from customers for service fees, and funds other than trust cash, into a bank account controlled solely by NFP. NFP provides cash funds as required for the operations of the Company.

5. Commitments:

The Company leases its facilities from 1310 Mercer Building, LLC, a company owned by a member of the Company's management. The lease expires June 30, 2006. The Company incurred rent expense under this lease of $150,000 for the year ended December 31, 2005.

Future minimum lease payments for the remaining term of the lease are as follows:

December 31,	
2006	$ 75,000

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of $378,348, which was $307,976 in excess of the required minimum net capital of $70,372, and a net capital ratio of 2.79 to 1.

7. Concentrations of credit risk:

A significant portion of the Company's revenue is dependent upon a few customers, the loss of which could have a material adverse effect on the Company. During the year ended December 31, 2005, Fortis Benefits Insurance Company accounted for approximately 70% of the Company's service fee revenue. Management believes the relationship with Fortis Benefits Insurance Company is stable and will continue.

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company grants credit on an unsecured basis and controls credit risk on its accounts receivable through monitoring procedures.

The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTARY INFORMATION

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2005

COMPUTATION OF AUDITED NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from statement of financial condition	$ 3,041,251
Add:	
Other (deductions) or allowable credits – income taxes payable	305,000
Non-allowable assets:	
Receivable from non-customers	(573,898)
Other assets	(2,394,005)
Net capital	$ 378,348

RECONCILIATION OF UNAUDITED FOCUS REPORT NET CAPITAL TO AUDITED NET CAPITAL

Net capital, as reported in the Company's part II (unaudited) focus report	$ 139,911
Adjustments to non-allowable assets	(142,546)
Other audit adjustments	393,642
Other items	(12,659)
Net capital per above	$ 378,348

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Aggregate indebtedness:	
Accounts payable	$ 91,979
Payable to mutual funds and insurance companies	902,129
Accrued vacations	60,946
	$ 1,055,054
Computation of basic net capital requirements:	
Minimum net capital	$ 70,372
Net capital	$ 378,348
Ratio of aggregate indebtedness to net capital	2.79 to 1

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2005

STATEMENT REGARDING EXEMPTION
FROM RULE 15c3-3

The provisions of Rule 15c3-3 are not applicable to the Company under Rule Section (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Administrative Systems, Inc."

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2005

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplementary information of Administrative Systems, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.apccpa.com
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abramson Pendergast & Company

Abramson Pendergast & Company
Bellevue, Washington
February 6, 2006